SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 31, 2006

BT Group plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

Enclosure: Shareholder Magazine

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

	By:	/s/ Alan Scott

Name: Alan Scott
Title: Assistant Secretary

Date: May 31, 2006

BT. Bringing it all together

Forward

SHAREHOLDER MAGAZINE May 2006

21ST CENTURY FRIENDS AND FAMILY
A human take on our 21st Century Network

THE TV THAT THINKS IT'S A PC
Convergence at home, at work, at play

MARY'S STORY
Patient care in 2012

AMBIENT ORB
Checking the weather with a wave of your hand

HAPPY HOLIDAYS
Become an e-shareholder and enter
a draw for a free holiday

BT

CONTENTS

BEN’S VIEW

Chief Executive, Ben Verwaayen,
on how things are changing…

MARY’S STORY

A personal view of what we’re working towards in line
with the NHS vision of improved patient care…

SHAREHOLDER OFFERS

Turn to the back page to learn more
about a range of great offers for you
and your fellow shareholders…

21ST CENTURY FRIENDS AND FAMILY

The big picture of what our 21st Century Network
means for people…

BRINGING IT ALL TOGETHER

From calling up your auntie on the other side of
the world for a videochat to watching your
favourite movie on your laptop…

INVENTING THE FUTURE

We went to Adastral Park, BT’s
research and development labs, to find
out how BT goes about inventing the
future…

RESPONSIBLE INNOVATION

We’re doing everything we can to ensure that the great
opportunities of innovation aren’t undermined by the threats that come with it…

All information and prices are correct at time of going to print, 22 May 2006, but may be modified without notice from time to time. Services and equipment are provided subject to British Telecommunications plc’s standard conditions of contract.
Nothing in this publication forms any part of any contract. Offers are for UK resident shareholders.

Back to Contents

INTRODUCTION

Looking forward

Children seem to grow up so fast these days. What’s the
hurry, you might ask, given that our chances of living longer are improving all the time. Why wait, they could well reply, when there’s so much out there to see and do!

It’s amazing just how much, and how much faster, the world is changing. Take working from home, for example.

It seems like only yesterday that working from home was rare.
The preserve of artists and alternative types; certainly not part of the serious world of work.

These days, more and more people, currently around three
million in the UK, work from home. Each day they commute,
for example, down to the shed-cum-office at the bottom of the garden. No more time-consuming travelling to and fro; no end of enjoyable and productive working. No wonder more and
more companies, ours included, are encouraging people to
work from home. We’re big fans, more than one in ten of our
workforce works from home.

IN THE NEXT FEW PAGES WE LOOK AT WHAT’S

HAPPENING IN THE WORLD AROUND US. THINK

OF IT AS THE BIG PICTURE OF THE NEAR FUTURE.

WE HOPE YOU LIKE WHAT YOU SEE…

Forward BT SHAREHOLDER MAGAZINE     1

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Q&A WITH BEN VERWAAYEN

Q. How important is change to BT?

A. Change is a fact of life. The pace of
change is accelerating and while that can be
daunting for some, it also creates great
opportunities. We are designing everything
we do around our customers to help them
make the most of this changing world. Our
innovative products and services have the
potential to make their lives and businesses
better.

show the same dedication to making their
lives simpler, easier and more successful.

Q. Where do customers fit into all this?

A. Customers are at the heart of everything
we do. From an individual living on their own
to a multinational operating around the
world, we will

It’s not good enough to have a great product
or great technology – it is the customer
experience that makes the difference. We
are improving but we need to keep at it.

Q. What is convergence and what does it
really mean for ordinary people?

A. Convergence is about bringing together
new technology to create a joined-up
communications experience. It’s about
making it possible to do things in simpler,
faster, cheaper and better ways.

Ben’s view

WE ASKED BT’S CHIEF EXECUTIVE BEN
VERWAAYEN TO GIVE US HIS VIEW ON HOW
THINGS ARE CHANGING,WHAT THIS MEANS FOR
BT AND FOR ALL OF US…

2     Forward BT SHAREHOLDER MAGAZINE

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Take a simple phone call to Australia, for
example. With our Broadband Talk
service, you can now make that call for
next to nothing over the internet using an
ordinary phone. And BT Fusion is a
fantastic new service that brings together
the best of fixed and mobile, giving
customers a phone service they can use
at home and on the move.

Q. What part does broadband play?

A. Broadband is at the heart of
convergence, of changing things for the
better. Pretty much everyone in the UK,
99.7% of the population, can now get
broadband and BT currently provides
around eight million broadband lines in
the UK. Broadband speeds are going up
and prices are coming down. Our focus
now is on helping customers understand
how they can use it.

Take BT Vision, our new broadband TV
service. It will bring a new dimension to
home entertainment allowing customers
to choose from a huge range of on-
demand film, music and TV programming
as well as interactive services. You’ll be
able to catch up with last week’s episode
of your favourite programme simply by
downloading and watching it whenever
you like. You can get access to any
programme of your choosing and make
sure your TV will learn what you like.

Q. How important are BT’s people?

A. They are vitally important. BT is a
people business, not a technology
business. We meet the needs of our
customers with the help of technology,
rather than developing technology for
technology’s sake. The way we do this,
and how well we do this, is down to the
talent and dedication of all our people.

Q. What’s BT’s view of innovation?

A. For us, innovation is about being open
and collaborative – working together to
turn good ideas into great innovations that
help make people’s lives simpler and more
enjoyable. Innovation applies to all parts of
our business – from the way we come up
with, develop and sell our services to the
way we organise our operations.

Q. How do you see the regulatory
environment changing in the near
future?

A. We face different regulatory
environments in the markets we operate
in. Recent changes in the UK environment
should help stimulate competition and
investment, which is in everybody’s
interests. Wherever we operate, we
support regulation that helps our
customers.

Q. How much of BT’s business is global?

A. These days we’re very much a world
player – we offer services to around 170
countries worldwide. Recent acquisitions
have bolstered our capability: Infonet and
Radianz in the United States, Albacom and
Atlanet in Italy, Cara Group in Ireland and
dabs.com in the UK.

Q. How is BT’s role in Britain changing?

A. I’m proud of BT’s continuing role at the
heart of society. As society changes, the
way we fulfil this role changes. In recent
years, for example, we have been
instrumental in creating broadband Britain.
And with our 21st Century Network we are
undertaking one of the largest investments
in UK infrastructure.

This multi-billion pound investment is one
of the many ways we are helping
individuals, organisations and
communities make the most of the great
potential of communications.

From new technologies to evolving
lifestyles to increasing globalisation – the
world is changing faster and faster. In the
long-term interests of us all, we must look
to create and capitalise on change in a
responsible way – a way that takes into
account the need to generate productive
economic growth, to address
environmental concerns, and to include
the diverse talents, interests and
backgrounds of everyone in society.

IT IS NOT GOOD ENOUGH TO
HAVE A GREAT PRODUCT OR
GREAT TECHNOLOGY – IT IS
THE CUSTOMER EXPERIENCE
THAT MAKES THE DIFFERENCE.

WE ARE DESIGNING
EVERYTHING WE DO AROUND
OUR CUSTOMERS TO HELP
THEM MAKE THE MOST OF
THIS CHANGING WORLD.

Ben Verwaayen Chief Executive

Forward BT SHAREHOLDER MAGAZINE     3

THE WORLD IS  CHANGING,
FASTER AND FASTER

BT IS TAKING A LEADING
ROLE IN THESE CHANGES

THIS IS GOOD FOR OUR
CUSTOMERS, FOR OUR
BUSINESS, AND FOR OUR
SHAREHOLDERS

IN BRIEF…

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Grandpa
LEO
Freya
lisa
Leo can have his own personal line, phone number, ring tone, messaging and billing and his sister Lisa can, too – no more fighting over the phone (just great personal services for everyone)...
Freya can see and chat to her Grandpa on the other side of the world...

NETWORKS

21st century
friends and family

WE’RE INVESTING BILLIONS IN BUILDING OUR NEW 21ST CENTURY
NETWORK (21CN).

Soon the first customers, in Cardiff,
should be up and running and by the
end of the decade nearly everyone in
the UK will be on 21CN.

SO WHAT DOES 21CN MEAN
FOR PEOPLE?

It’s going to give customers high-speed
broadband on tap via their existing phone
lines, in much the same way that you
currently get your electricity simply by
plugging things into sockets and turning
them on. Flick a switch; download a movie.
Here’s the big picture of how this is going
to help make things simpler, easier and
more enjoyable for you, your family and
friends.

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Sarah
Sarah can catch up with that must-see soap that was on while she was out...
Sushma
Sushma can choose and order some new plants via her mobile while she's in the garden (the call costs no more than a fixed line call)...
John
John can be out and about and his calls will find him wherever he is – he'll never miss an important call again...
Flo can download her favourite movie in less time than it takes to open a pack of popcorn...
TIM
Flo
Tim can play a game on his bedroom PC, pause it, pop downstairs and carry on playing it on the living room TV...
ANNA
Anna can work from home, confident that the network is automatically protecting her PC and that expert IT support is just a click or a call away...

Forward BT SHAREHOLDER MAGAZINE     5

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Bringing it all together

CONVERGENCE

NOT SO LONG AGO, IF YOU WANTED TO MAKE A PHONE CALL YOU
HAD TO USE A PHONE ATTACHED TO A WALL BY A WIRE. NOW
YOU CAN MAKE THAT CALL WHEREVER YOU LIKE WITH A MOBILE.

You can start a call using BT Fusion, at
low cost UK* landline rates, sitting
comfortably on your home sofa and finish
it on your way to the shops.

From calling up your auntie on the other
side of the world for a videochat to
watching your favourite movie on your
laptop – wherever you are, whatever
you’re doing, at home, at work, at play,
we’re helping to bring it all together. So
that things become simpler, more useful
and more enjoyable. More in keeping with
who you are and what you want.

6     Forward BT SHAREHOLDER MAGAZINE

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①

④

②

⑤

③

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BT Fusion

The new intelligent mobile service

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BT Fusion works like any other mobile service when you're out and about, with calls coming straight out of your monthly inclusive minutes. But it's when you get home that the magic kicks in – when you can call UK landlines with your BT Fusion mobile handset at UK landline rates using broadband at home.

Get this Motorola RAZR V3B handset at no extra cost;

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*Applies to numbers beginning 01 or 02 excluding Channel Islands and Republic of Ireland (5.5p for an hour at Evenings and Weekend, 3p a minute Daytime, within range of the BT Hub).

       Calls from home on your mobile

– at  UK landline rates

BT Fusion is another innovative service from
BT. It brings together the freedom of a mobile
phone, the low costs of fixed line calls and
the quality of broadband at home. When
you’re out and about you can use your BT
Fusion mobile just like any other mobile.
When you’re at home you can carry on using
it for calls at low cost UK landline rates. (Your
calls are automatically routed over your BT
Broadband connection via your BT Hub.) And
soon you’ll also be able to use BT Fusion to
connect to the BT Openzone wireless
broadband network when you’re away
from home.

       Home is where the Hub is

Download recipes in the kitchen, listen to
music in the living room, play online games in
the bedroom – with the wireless BT Hub you
and yours can roam the world wide web while
roaming your home.

       The TV that thinks it’s a PC

From rock concerts to reality TV shows to
classic movies – with BT Vision, our
broadband TV service, you’ll be able to
watch what you want when you want, rather
than be at the mercy of the schedules. You’ll
be able to record up to 80 hours of
programmes straight on to your set-top box
(no more

scrabbling around for video cassettes).
And if you miss something, a new
programme from the night before that
everyone’s raving about for example, you’ll
be able to catch up – simply download and
watch it. You’ll also be able to take part in
TV votes, buy things at the click of a
button, play games on the TV, listen to the
radio, make video phone calls and more.
Due this autumn, BT Vision is set to
change the face of TV as we know it.

       Help at your fingertips

Whether setting up your home network,
diagnosing and fixing faults remotely,
sharing music, pictures, solving software
problems, the BT Home IT Advisor service
provides support 8am to 11pm (for details
go to www.bt.com/homeitadvisor).

       From friendly games to world

championships

With BT Broadband, you can play the
latest online games. Take on your friends,
or challenge the world.

Forward BT SHAREHOLDER MAGAZINE     7

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GLOBAL SERVICES

Mary’s story

One of the most important things we do is provide global
services to major organisations around the world. These
long-term, multi-million pound contracts can have a major
impact on people’s lives. Take for example our work to
help the NHS realise its vision of improved patient care.
We are two and a half years into this programme.

TO GIVE YOU AN IDEA OF WHAT WE’RE ALL
WORKING TOWARDS, HERE’S MARY’S STORY...

It’s 2012 and Mary Roberts is at home
watching the London Olympics. She has
had an eventful few weeks which began with
much gentle nagging from her daughter,
Nicky, to go and see the doctor and ended
with successful surgery for bowel cancer.

“I didn’t want to go,” says Mary. “But in the
end I rang up and made an appointment.
Looking back, I knew it was serious when
the doctor told me I’d need to see
someone else. At least she could make the
appointment there and then and I was able
to have a say in which hospital I’d go to as
well as pick a date and time that suited me.
It was one less thing to worry about.”

“Having examined Mary, and considering
her symptoms, I was concerned about
the possibility of bowel cancer – she
needed to be seen as soon as possible,”
says Dr Farida Kandari, Mary’s GP. “I was
able to get an instant overview on my
computer of suitable appointments at local
hospitals together with which specialists
were available, so Mary and I could book the
best appointment for her.”

“

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“Once we’d chosen a specialist – Mr
Jones at the Queen Beatrice – the
system immediately told me that Mary
would need to have a blood test and a
colonoscopy ahead of the appointment.
So the practice nurse took Mary’s blood
sample at the surgery to send off for
analysis, and the colonoscopy was
arranged at the hospital. Mr Jones had
the results of both investigations by the
time Mary saw him. The whole thing
saves a lot of unnecessary back
and forth.”

“The blood test results came back to us
electronically through the system and
were added to Mary’s records,” says Dr
Kandari. “That way I can see them and
so can Mr Jones at the hospital. It’s a lot
more efficient like this. Notes from me,
from Mr Jones, and from anyone else
associated with Mary’s case can be
keyed straight into the system, and
everyone with the appropriate level of
access can see them.”

“The new system makes it simpler
and easier to book tests and scans
such as Mary’s colonoscopy,” says
Marcus Jones, consultant
gastroenterologist at the Queen Beatrice.
“What’s more, when a radiologist
conducts a scan the images are captured
and stored electronically and linked to
the patient’s record – reducing the time it
takes to process scans and, in turn, to
diagnose conditions.”

“They gave me a date for my operation
straightaway, just like at the doctor’s,”
says Mary. “And I knew there’d be a bed
for me, because it was all booked in.”

“On the day of Mary’s operation the
theatre software imported all her relevant
details from the care record, so we knew
about any allergies and so on,” says
Marcus Jones. “During the procedure
one of the surgery team regularly
updated the system so that by the
time we’d finished there was a
complete record of what we’d found,
what we did and how long it took.
Essential information from the operation
was then fed back into the care record
and my clinical notes went straight into
the system too, so they could be added
to Mary’s record.”

“Every day the system generates a list
for each surgeon and each theatre,
showing who is scheduled where and
when,” says Marcus. “A tracking facility
lets us monitor the progress of each
patient – you can see if they are in
pre-op, in surgery or in recovery. Ward
staff can plan accordingly, and relatives
can also be kept informed of the
progress of operations.”

“Mary was pleasantly surprised when we
gave her a copy of her discharge
summary,” says Gavin Rogers, a Senior
House Officer at the Queen Beatrice.
“She knew her GP would have exactly
the same information, so they could
discuss things on an informed basis, and
she also had a record of exactly what
had happened to her, which I’d gone
through with her to explain anything she
wasn’t clear about. It gives the patient a
real feeling of understanding and
involvement in the course of their own
treatment. And if Mary should happen to
move, wherever she goes in the country
her local hospital will be able to access a
summary of her care record.”

“The whole way through people seemed
to be expecting me,” says Mary. “And
they all knew what had already
happened and what was coming next.”

I REALLY GOT THE FEELING
THAT EVERYONE WAS
WORKING TOWARDS A
COMMON GOAL OF MAKING
ME FEEL BETTER.

IMPROVING PATIENT CARE
FOR EVERYONE

In 2002, NHS Connecting for Health
began a ten-year journey to create, for
the first time, an integrated computerised
system for the whole of the NHS in
England. Said to be the largest civilian IT
programme in the world, it involves the
development and roll-out of a new IT
infrastructure, underpinned by a national
broadband network, to support new
patientcentric services for over 50 million
patients in England. To give you an idea
of the scale of the task, in 2002-3 more
than 624 million prescription items were
dispensed, more than 5.3 million people
were admitted to hospital for planned
treatment, there were 13 million outpatient
consultations, and nearly 13 million
people attended accident and emergency
of which 2.3 million were emergencies.
That’s a lot of patient care and a big
opportunity to change things for the
better. The NHS project is long-term and
complex and there will inevitably be ups
and downs along the way. BT is
committed to working with partners to
help secure its delivery.

SOME KEY ACHIEVEMENTS

N3 – the new national broadband
network for the NHS – will connect
18,000 NHS sites in England, and
provide similar services in Scotland. By
April 2006 we had provided over 14,000
connections in England, and over 1,300
connections in Scotland.

95% of GPs now have high-speed N3
broadband connections – enabling, for
example, online appointment booking,
electronic prescriptions and, in future,
receipt of digital x-rays.

In 2005, the infrastructure to enable
‘Choose and Book’ (selecting Trusts and
services online) and the electronic
transfer of prescriptions was completed
– to date over one million prescriptions
have been transferred electronically and
about 300,000 bookings made online.

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INNOVATION

How does BT go about
inventing the future?

FROM PLUG AND PLAY PHONE CALLS OVER THE INTERNET
(VIA BROADBAND TALK, AVAILABLE HERE AND NOW) TO
SIMPLE AND RELIABLE TV ON YOUR MOBILE (VIA BT MOVIO,
COMING SOON), BT IS BUSY INVENTING THE FUTURE.

How, exactly, does the company go
about it? We went to Adastral Park,
BT’s research and development labs,
to find out.

Innovation has always been at the heart of
Adastral Park. The site, at Martlesham Heath,
near Ipswich, began life as a First World War
aircraft testing station for the Royal Flying
Corps. These days it is a hive of information,
communications and technology research and
development.

Reflecting the company’s open, collaborative
approach to innovation, Adastral is home not
only to around 3,500 of BT’s top scientists,
engineers and business people but also to a
further 1,000 of their peers from over 30 other
organisations located in the Park. Walk
through the main gate and you’ll see signs for
Alcatel, Cisco, HP, Siemens, University
College London (UCL), University of Essex
, Xerox…

Open innovation takes BT beyond its own
people to work with partners, customers,
suppliers and universities in innovation
networks. There is currently no such thing as
disruptive technology only disruptive uses of
technology. When you apply technology to
enhance the quality of people’s lives and the
success of organisations, then and only then
will technology become disruptive. BT has a
history of innovation but today it is even
innovating its approach to innovation.

Open innovation is BT’s ability to identify
innovations in products, services and
technologies globally, bring them back and
fuse them together with the work of the men
and women of BT. This ensures there is
never a gap between what is possible and
what is delivered into the markets BT serves.

Moving movies around
One of the concept demonstrations BT is developing is Push to
TV. With this service, you can start watching a movie on your mobile while you’re out and about and when you get home the
movie will automatically and seamlessly be transferred to, say, your widescreen TV (and back again, as and when you like).

Using your wedding ring to call up your wedding photos
Once you’ve uploaded your photos, movie clips and other digital content on to your PC, how do you go about making it easy to catalogue and recall everything? BT is tackling the problem in an innovative way with the Digital Media Album. You can assign a physical object, your wedding ring for example, to your wedding photos. Simply take the ring, put it on the Digital Media Album pad and up come your wedding photos on your screen.

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From mobile photo to online album
BT’s researchers have also developed a way for people to easily transfer photos on their mobile phone to their online photo album. With the Photo Uploader system, you simply mark which photos you want added to your album and when the mobile is in range of a broadband access point it automatically connects and transfers the photos.

“Good ideas are two a penny. They only become valuable when
someone implements them. Then they become innovation.”
Ian Pearson, BT Futurologist

Checking the weather with a wave of your hand

Adastral’s experts are also working in the area of ambient technology
– simple, intuitive technology. Take, for example, the ambient orb. You can personalise the orb to give you pretty much any kind of
information, from incoming e-mails to share prices to weather forecasts. If a weather report comes in, the orb could let you know by playing a tune, changing colour, or simply saying “weather”. If you’re interested in the weather at that point, simply sweep your hand over the orb and it will give you the forecast.

“The essence of innovation comes from people. People make things work, boxes don’t.”
Matt Bross, BT Chief Technology Officer

The plant that reminds you to call your loved ones

The digital plant is another ambient device that’s been nurtured at Adastral. The plant has a series of metal stems. Each one can represent a member of your family, a friend, a work colleague and reflect the contact you have with each of them. If you have lots of contact with someone, their stem stands upright and healthy. If you haven’t contacted them for a while, the stem starts to droop – time to call them up! Just one more example of how BT is bringing together digital technology, physical objects and human emotion to create simple, intuitive innovations.

Forward BT SHAREHOLDER MAGAZINE     11

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EXCLUSIVE
SHAREHOLDER OFFER

BT Wireless Networking Bundle

Includes BT Voyager 2110 and a wireless adapter for PC or laptop

WIRELESS
access to the internet

or

- Easy to set-up
- Wireless security enabled by default
- Everything you need to set up a home network with any PC or laptop

Usual Price	£79.99
Offer Price	£71.99*
Saving	10%

Order this product at
www.btshareholders.co.uk
or call 0800 652 7180

Voyager bundle includes one of either a Voyager 1055 wireless USB adapter (fitting into a free USB port on your PC or laptop) or a Voyager 1065 wireless laptop adapter (fitting into a free PCMCIA slot on your laptop). Please specify your preference when ordering. Usual Price for Voyager 2110: £69.99 and Usual Price for Voyager 1055 or 1065: £24.99 when sold separately.

*Offer ends 31 July 2006.

In association with ROCOM. See the back cover for Terms and Conditions.

RESPONSIBILITY

Responsible
innovation

NEW STUFF ISN’T ALWAYS GOOD NEWS. TEN YEARS AGO, WHO WOULD’VE THOUGHT THAT SOMEONE COULD STEAL YOUR IDENTITY DOWN A PHONE LINE.

Making sure that kind of thing doesn’t
happen is a big part of our responsible
approach to innovation. Whether it’s
creating services to prevent nuisance
calls or building resilience into our
networks to help combat computer
viruses, we’re doing everything we can to
ensure that the great opportunities of
innovation aren’t undermined by the
threats that come with it.

Safety and security

To help keep everything safe and secure,
BT Broadband is available with BT
Yahoo! anti-spy and BT Yahoo! mail
protection with e-mail anti-virus and anti-
phishing that automatically update
against the latest threats.

Protecting your identity

Our new BT Identity Support offers
advice on how to reduce the chances of
someone stealing your identity.

Your privacy

BT Privacy at Home is a service that
helps block unwanted sales calls by
signing customers up to the Telephone
Preference Service. It also offers caller
display so that you can see who’s calling
before you answer the phone.

Looking after your data

Our Digital Vault service provides online
storage for any content on your
computer. So if your PC crashes or is
stolen, you won’t lose your photos, music
files, documents and so on.

A self-healing network

We are working on a self-healing network
that can recover by itself from a virus
attack.

12     Forward BT SHAREHOLDER MAGAZINE

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- Inclusive YAHOO! Entertainment features

We always aim to give customers the best Broadband package available. Go to **www.bt.com/shareholders/broadband** to see the latest BT Broadband options and prices.

How do I get my Welcome Cheque?

- Order your preferred Broadband Option at **www.bt.com/shareholders/broadband**
- Claim your Welcome Cheque. Once your BT Broadband line is activated go to **www.btshareholder.onlinerebates.com** and complete the online form.

  Please supply all the details requested and press submit. You will need the number of your broadband-enabled line (supplied to you on activation) and your order reference number to claim your Welcome Cheque.

Terms and Conditions:
*Welcome Cheque offer ends 31 July 2006. Activation required by 14 August 2006. BT will send you a cheque for £30 or £50 (amount is dependent on BT Broadband Option purchased) within 28 days of activation. New BT Broadband customers only. Excludes customers changing from one BT Broadband package to another and other upgrades. Cannot be used in conjunction with any other offer. Subject to availability and survey. BT line or similar required. Usage guidelines apply. Minimum computer specification applies. Conditions apply.
**Calls charged at up to 4 pence per minute on the BT network. Mobile and other network costs may vary.
***8Mb broadband is subject to various factors including distance from exchange, line test and local availability. If your line won't support up to 8Mb, we'll offer the best available speed on your line.

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EXCLUSIVE SHAREHOLDER OFFERS AND COMPETITIONS

Answer & Win £500

worth of vouchers for dabs.com

Q. What organisation occupied the Adastral Park site during the First World War?

A. a) The Air Force
b) The Navy
c) The Royal Flying Corps

If you know the correct answer go to **www.bt.com/forwardquiz** before 31 July 2006 and you could win one of six £500 dabs.com vouchers.

There's a huge range of big brand computing and technology products to choose from at **www.dabs.com/btshareholderoffers** – all at superb prices.

dabs.com
A business of BT

Win a FREE Short Break

Switch to handling your BT shareholding online before 31 July 2006 and we'll automatically enter you in a prize draw to win a free three-day break at either the Brussels & Bruges Christmas Markets or the Cologne Christmas Markets.

By cutting out the hassle of shareholder paperwork, you could be on your way to combining some great sightseeing with festive shopping for your friends and family!

Go to **www.bt.com/signup** and follow the on-screen instructions. You will need your shareholder reference number shown on your proxy card (also on dividend vouchers and your share certificate).

If you are already an e-shareholder and have access to Shareholder**Plus** don't worry – you will automatically be entered in the draw.

BT Zenith Flip

Save 20%

on this stylish new phone

NEW

- 200 name and number directory
- Hands-free
- SMS text*
- SIM card reader**
- 64K colour screen
- Clock screen saver

Usual Price £99.99 Offer Price £79.99† Saving 20%

*In order to see your texts you will need to subscribe to the BT Caller Display service. Terms and Conditions apply. **The SIM card reader is not compatible with 1.8V SIM cards (only available with 3G phones, at the time of writing).

BT Freestyle 3500

Great Savings

on multiple handsets

Hands-free with Answering Machine and Caller Display

Handset	Usual Price	Offer price†	Saving
BT Freestyle 3500 Twin	£69.99	£55.99	20%
BT Freestyle 3500 Trio	£89.99	£62.99	30%
BT Freestyle 3500 Quad	£109.99	£76.99	30%

Go to **www.btshareholders.co.uk** for offers on the BT Freestyle 3500 Single handset

BT Home Office Bundle

Includes BT Voyager 2110 with one BT Voyager adapter for PC or laptop PLUS BT Freestyle 3500 twin

Great Savings

complete your home office

or

- Easy to set-up
- Wireless security enabled by default

PLUS

Twin handset hands-free phone with Answering Machine and Caller Display

Usual Price £149.98 Offer Price £99.99† Saving £49.99

Go to **www.btshareholders.co.uk** to order these phone and networking products and for other online exclusive offers. Free delivery to UK mainland.†

Call **0800 652 7180** (lines are open Mon-Fri 8:30am-5:00pm)

ROCOM

†Offer ends 31 July 2006. All prices include VAT, one year warranty and delivery to mainland UK. Cheques in respect of Rocom offers to be made payable to Rocom Group Ltd. Delivery will normally be next day, but please allow up to 10 working days. Orders received over the weekend will normally be delivered the following Tuesday, but again please allow up to 10 working days. If goods have not arrived within 10 working days, please contact the helpline on 0800 652 7180. Offer products featured on this leaflet and exclusive online deals include free delivery to UK mainland. [illegible] Rocom standard terms and conditions apply.

© British Telecommunications plc 2006. Registered office: 81 Newgate Street, London EC1A 7AJ. Registered in England No. 1800000.

BT and the 'Connected World' logo are trademarks of British Telecommunications plc.

BT Group plc. Registered office: 81 Newgate Street, London EC1A 7AJ. Registered in England and Wales No. 4190816. Produced by BT Group.
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